SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ____)*

PepperLime Health Acquisition Corporation

(Name of Issuer)

Class A Ordinary Shares

(Title of Class of Securities)

G70021 103

(CUSIP Number)

October 13, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G70021 103	Page 2 of 5 Pages

1.	Names of Reporting Persons PepperOne LLC
2.	Check the Appropriate Box if a Member of a Group (see instructions)
(a) ☐
(b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0 shares
	6.	Shared Voting Power 3,389,500 shares(1)**
	7.	Sole Dispositive Power 0 shares
	8.	Shared Dispositive Power 3,389,500 shares(1)**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,389,500 shares(1)**
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions)
11.	Percent of Class Represented by Amount in Row 9 15.7%
12.	Type of Reporting Person (see instructions) OO

(1) Excludes 7,500,000 shares which may be purchased by exercising warrants that are not presently exercisable.

** See Item 4 of this filing.

CUSIP No. G70021 103	Page 3 of 5 Pages

Item 1(a).	Name of Issuer: PepperLime Health Acquisition Corporation (the “Issuer”)
Item 1(b).	Address of Issuer’s Principal Executive Offices: 548 Market Street, Suite 97425 San Francisco, California 94104
Item 2(a).	Name of Persons Filing: PepperOne LLC (the “Reporting Person”)
Item 2(b).	Address of Principal Business Office or, if none, Residence: c/o PepperLime Health Acquisition Corporation, 548 Market Street, Suite 97425, San Francisco, California 94104
Item 2(c).	Citizenship: Cayman Islands exempted company with limited liability
Item 2(d).	Title of Class of Securities: Class A ordinary shares, par value $0.0001
Item 2(e).	CUSIP Number: G70021 103
Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐	Insurance company as defined in section 3(a)19) of the Act (15 U.S.C. 78c);
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with §240.13d–1(b)(1)(ii)(K).
If filing as a non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4.	Ownership

The information required by Items 4(a)-(c) is set forth in Rows 1 and 5 through 11 of the cover page for the Reporting Person and is incorporated herein by reference for the Reporting Person. The beneficial ownership percentage for the Reporting Person is based on 21,562,500 shares of the Issuer’s ordinary shares outstanding as reported in the Issuer's Form S-1/A dated October 12, 2021, assuming the conversion of all of the Class B ordinary shares. The Class B ordinary shares beneficially owned by the Reporting Person include up to 562,500 shares that may be surrendered to the Issuer for no consideration depending on the extent to which the underwriters exercise the overallotment option.

CUSIP No. G70021 103	Page 4 of 5 Pages

The Reporting Person is the direct beneficial owner of 3,389,500 Class B ordinary shares of the Issuer. The Reporting Person’s Class B ordinary shares, par value $0.0001 per share, will automatically convert into Class A ordinary shares, par value $0.0001 per share, of the Issuer at the time of the Issuer’s initial business combination, or earlier at the option of the holder, on a one-for-one basis, subject to adjustment for share splits, share capitalizations, reorganizations, recapitalizations and the like, and certain anti-dilution rights and have no expiration date.

The Reporting Person is governed by a board of managers consisting of three or more managers. Any action by the Reporting Person with respect to the issuer or the issuer’s securities held by the Reporting Person, including voting and dispositive decisions, are made by a majority of the board of managers. Under the so-called “rule of three,” because voting and dispositive decisions are made by three or more managers, none of the managers is deemed to be a beneficial owner of issuer securities held by the Reporting Person, even those in which such manager holds a pecuniary interest. Accordingly, none of the Reporting Person managers is deemed to have or share beneficial ownership of the shares held by the Sponsor.

Item 5.	Ownership of 5 Percent or Less of a Class

Not Applicable.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of a Group

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. G70021 103	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 14, 2021

PepperOne LLC

	By:	/s/ Ramzi Haidamus
Name: Ramzi Haidamus
Title: Manager